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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                  SCHEDULE TO
                                 (RULE 14D-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)
                             ---------------------
                         GAYLORD CONTAINER CORPORATION
                       (Name of Subject Company (Issuer))

                     TEMPLE-INLAND ACQUISITION CORPORATION
                    an indirect, wholly-owned subsidiary of
                               TEMPLE-INLAND INC.
                      (Names of Filing Persons (Offerors))

                CLASS A COMMON STOCK, PAR VALUE $.0001 PER SHARE
         (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)
                         (Title of Class of Securities)

                                   368145108
                     (CUSIP Number of Class of Securities)

                            M. RICHARD WARNER, ESQ.
                               TEMPLE-INLAND INC.
                             303 SOUTH TEMPLE DRIVE
                                DIBOLL, TX 75941
                                 (936) 829-5511
            (Name, Address and Telephone Number of Person Authorized
     To Receive Notices and Communications on Behalf of the Filing Persons)

                                    Copy to:

                           STEPHEN W. HAMILTON, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           1440 NEW YORK AVENUE, N.W.
                             WASHINGTON, D.C. 20005
                                 (202) 371-7000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        [X]   third-party tender offer subject to Rule 14d-1.
        [ ]   issuer tender offer subject to Rule 13e-4.
        [ ]   going-private transaction subject to Rule 13e-3.
        [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Amendment No. 1 (this "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 28, 2001 (as amended, the "Schedule TO") by Temple-Inland Acquisition Corporation, a Delaware corporation (the "Purchaser"), and Temple-Inland Inc. a Delaware corporation (the "Parent"), relating to the offer to purchase all outstanding shares of Class A Common Stock, par value $.0001 per share (the "Common Stock"), of Gaylord Container Corporation, a Delaware corporation (the "Company"), including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement (as defined in the Offer to Purchase) (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $1.80 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as either may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which are attached to and filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. The Offer is made pursuant to an Agreement and Plan of Merger, dated as of September 27, 2001, among the Parent, the Purchaser and the Company, which contemplates the merger of the Purchaser with and into the Company. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Offer to Purchase.

ITEM 11. ADDITIONAL INFORMATION.

         Item 11 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

         On October 1, 2001, a lawsuit entitled Absolute Recovery Hedge Fund, L.P., Absolute Recovery Hedge Fund, Ltd. v. Gaylord Container Corp., Temple-Inland Acquisition Corp., Temple-Inland Inc., State Street Bank and Trust Company and Fleet National Bank, was filed in the United States District Court for the Southern District of New York by plaintiffs seeking to assert claims on behalf of a class of all holders (the "Noteholders") of the Company's 9-3/4% Senior Notes due 2007 and 9-3/8% Senior Notes due 2007 (collectively, the "Senior Notes"). The complaint names as defendants the Company, the Purchaser, Parent and State Street Bank and Trust Company and Fleet National Bank. The plaintiffs allege that the Company has assumed fiduciary responsibilities to its creditors and that it has breached these duties along with provisions of the indentures related to the Senior Notes, and breached implied covenants of fair dealing in the indentures related to the Senior Notes by permitting, facilitating and/or favoring the proposed transaction. The plaintiffs allege that State Street Bank and Trust Company and Fleet National Bank, as trustees under the indentures related to the Senior Notes (collectively, the "Trustees") breached their fiduciary duties to the Noteholders. The plaintiffs allege that Parent aided and abetted the Company's and the Trustees' alleged breaches. The plaintiffs seek, among other requested items of relief, injunctive relief enjoining the defendants from completing the transaction or if consummated, rescission of the transaction, the imposition of a constructive trust on the Company's assets for the benefit of its creditors and damages and fees and expenses.

         The above description of the lawsuit is qualified in its entirety by the complaint, a copy of which is attached hereto as Exhibit (a)(9) and incorporated herein by reference.

Item 12. EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

         (a)(9) Complaint filed by Absolute Recovery Hedge Fund, L.P. and Absolute Recovery Hedge Fund, Ltd. in the United States District Court for the Southern District of New York, on October 1, 2001.


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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         TEMPLE-INLAND INC.


                                         By:   /s/ M. RICHARD WARNER
                                            -----------------------------------
                                            Name:  M. Richard Warner
                                            Title: Vice President and Chief
                                                   Administrative Officer


                                         TEMPLE-INLAND ACQUISITION CORPORATION


                                         By:   /s/ M. RICHARD WARNER
                                            -----------------------------------
                                            Name:  M. Richard Warner
                                            Title: Vice President


Date: October 4, 2001




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                               INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

(a)(9)            Complaint filed by Absolute Recovery Hedge Fund, L.P. and
                  Absolute Recovery Hedge Fund, Ltd. in the United States
                  District Court for the Southern District of New York, on
                  October 1, 2001.